UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, May 15, 2014

First Quarter 2014 Results

AVIANCA HOLDINGS S.A. REPORTS OPERATING

PROFIT OF $57.2 MILLION

During the first quarter of 2014 Avianca Holdings S.A. (NYSE: AVH) reported an increase of 3.3% in passenger traffic, which resulted in an operating revenue of US$1.1 billion. This result represents a decrease of 1.7% over the same period in 2013 and reflects the redeployment of capacity from Venezuela to other markets in South America. In addition, passenger revenues decreased 2.2%, mainly driven by a 4.4% yield decline. During this period, Cargo revenues increased by 6.7%.

As a result, the adjusted EBITDAR (earnings before interest, tax, depreciation, amortization and aircraft rentals) totaled US$166.5 million, while the EBITDAR margin reached 15.2%, at the close of 1Q 2014. Operating income (EBIT) in 1Q 2014, excluding extraordinary adjustments made in the period, amounted to US$57.2 million and the operating margin came in at 5.2%.

The consolidated adjusted net income (*) amounted to US$31.6 million, excluding extraordinary adjustments made in the period. Avianca’s adjusted net profit margin was 2.9%.

Capacity, measured in ASKs (Available Seat Kilometers), grew by 5.5% during 1Q 2014. This growth is driven by Avianca’s expansion in its home markets, along with the addition of larger aircraft. Furthermore, passenger traffic, measured in RPKs (Revenue Passenger Kilometers), grew 2.3%, resulting in a load factor of 78.4%.

In accordance with Avianca’s fleet renovation and modernization plan, between January and March the Company incorporated three Airbus aircraft equipped with sharklets, consisting of: two A321 and one A319. Throughout the same period Avianca incorporated two ATR72-600 aircraft, which will be used in Colombia’s domestic market.

(*)	The adjusted net income excludes effects of the foreign exchange variation.

These numbers are expressed in USD as the functional currency under International Financial Reporting Standards

About Avianca Holdings S.A. Avianca Holdings S.A. (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A., incorporated in Colombia, Aerolíneas Galápagos S.A. Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA Internacional Airlines S.A, incorporated in El Salvador, Líneas Aéreas Costarricenses S.A, LACSA, incorporated in Costa Rica, Trans American Airlines S.A. TACA Peru, incorporated in Peru, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua and Isleña de Inversiones S.A. de C.V. ISLEÑA, incorporated in Honduras.

Press Information:
Gilma Úsuga	Claudia Arenas
Tel: (57+1) - 587 77 00 ext. 2246	Tel (50+2) 2279-5700 - (502) 2279-5600
E-mail: gilma.usuga@avianca.com; janeth.benitez@avianca.com	E-mail: claudia.arenas@avianca.com

Investor Relations

Andrés Felipe Ruíz Vesga

Tel: (57 +1) 587 77 00 ext. 2474

E-mail: andres.ruiz@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs